UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. hereby informs its shareholders, clients, employees and the market in general that Bradesco Auto/RE Companhia de Seguros (Bradesco Auto/RE), a company belonging to Bradesco Organization, according to Resolutions #3/2011 and #3/2013, of the National Privatization Council, signed, on today's date, a Shareholders' Agreement with the União Federal (Federal Government), BB Seguros Participações S.A., Itaú Seguros S.A., Itaú Vida e Previdência S.A. and the Fundo de Investimento em Participações Caixa Barcelona (Private Equity Fund), aiming at participating in the controlling block of IRB – Brasil Resseguros S.A.

IRB is undergoing a corporate restructuring process, which comprises the following steps: (i) the conversion of the totality of its preferred shares into common shares (at the ratio of 1 per 1) and the issuance of a special class share to be granted to the União Federal (Federal Government), as already approved in the general shareholders’ meeting of IRB; (ii) entering into a Shareholders' Agreement; and (iii) capital stock increase of IRB, by issuing new common shares, with the total União Federal  (Federal Government) waiver to exercising its preemptive rights of subscription of the capital stock increase. The effectiveness of the steps (i) and (ii) above is subject to the approval of the capital stock increase in the Shareholders’ Meeting.

Currently, Bradesco Auto/RE holds 21.24% of the total capital stock of IRB. Upon completion of the capital stock increase of IRB, it is estimated that the participation is of approximately 20.42% of the total and voting capital stock, since Bradesco Auto/RE shall not exercise the preemptive rights of subscription of the capital stock increase. Will be linked to the Shareholders' Agreement 20% of the voting capital held by Bradesco Auto/RE.

The operation was approved by the Conselho Administrativo da Defesa Econômica – CADE (Administrative Council of Economic Defense), but its completion is subject to approval by TCU – Tribunal de Contas da União (Federal Court of Accounts) and subsequent approval of the capital stock increase by the Superintendência de Seguros Privados -  SUSEP (Superintendency of Private Insurance).

Cidade de Deus, Osasco, SP, May 24, 2013

Banco Bradesco S.A.

Luiz Carlos Angelotti
Executive Managing Officer and
Investor Relations Officer

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.